SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 7** )
                          --------------------



                            American List Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  027258102
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             April 3, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The previously filed Schedule 13D, filed March 14, 1996, was incorrectly identified as Amendment No. 5 in the space herein. It should have been identified as Amendment No. 6.


                             Page 1 of 6  pages

CUSIP No.  027258102                 13G                   Page 2 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       No funds were expended.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            711,021
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             711,021
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      711,021
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.7%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  027258102                 13G                   Page 3 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Holdings, Inc.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       No funds were expended.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             711,021
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       711,021
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      711,021
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.7%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    HC

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  027258102                 13G           Page 4 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       No funds were expended.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             511,021
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       511,021
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      511,021
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.3%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 5 of 6 Pages

          J. Morton Davis, D.H. Blair Holdings, Inc. ("Blair Holdings"), D.H. Blair Investment Banking Corp. ("Blair Investment"), (collectively, the "Reporting Parties") hereby amend their statement on Schedule 13D relating to the common stock, $.01 par value ("shares") of American List Corporation (the "Issuer") as follows:

Item 4. is hereby amended in its entirety as follows:

          This amendment is filed to reflect the sale of shares by Blair Investment pursuant to the exercise of the over-allotment option in accordance with Registration Statement No. 333-00545. None of the Reporting Parties has any plans or proposals that would relate or result in changing or influencing the control of the Issuer, or in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of it subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12 (g) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

Item 5.(a) is hereby amended in its entirety as follows:

          As of April 3, 1996, Mr. Davis and Blair Holdings may be deemed to beneficially own 711,021 shares or 15.7% of the Issuer's outstanding shares as follows: (i) 511,021 shares owned by Blair Investment, and
          (ii) 200,000 shares owned by Blair Holdings. As of April 3, 1996, Blair Investment may be deemed to beneficially own 511,021 shares or 11.3% of the Issuer's outstanding shares.


Item 5.(c) is hereby amended by deleting the paragraph reported in Schedule 13D, Amendment No. 6, dated March 14, 1996 and adding the following paragraphs:

          On March 8, 1996, Blair Investment sold 1,200,000 shares at a price of $30.08 per share pursuant to Registration Statement No. 333-00545. No other transactions have been made since the previously filed 13D, Amendment No. 4, dated February 1, 1996.

          On April 3, 1996, Blair Investment sold 210,000 shares at a price of $30.08 per share pursuant to the exercise of the over-allotment option in accordance with Registration Statement No. 333-00545. No other transactions have been made since the previously filed Schedule 13D, Amendment No. 5, dated March 11, 1996.

                                                       Page 6 of 6  pages


                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                         /s/ J. Morton Davis
Date:    April 4, 1996                 _____________________________
         New York, New York             J. Morton Davis






                                        D.H. BLAIR HOLDINGS, INC.


                                         /s/ Brian A. Wasserman
Date:    April 4, 1996               by_____________________________
         New York, New York              Brian A. Wasserman
                                         Chief Financial Officer




                                       D.H. BLAIR INVESTMENT BANKING CORP.


                                           /s/ Brian A. Wasserman
Date:    April 4, 1996                by_____________________________
         New York, New York              Brian A. Wasserman
                                         Chief Financial Officer